UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2012

Commission File Number: 001-35368

MICHAEL KORS HOLDINGS LIMITED

(Translation of registrant’s name into English)

c/o Michael Kors Limited

Unit 1001, 10/F, Miramar Tower

132 Nathan Road

Tsim Sha Tsui, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MICHAEL KORS HOLDINGS LIMITED

Date: June 12, 2012	By:	/S/ Joseph B. Parsons
	Name:	Joseph B. Parsons
	Title:	Executive Vice President, Chief Financial Officer, Chief Operating Officer & Treasurer

Exhibit Index

Exhibit No.	Description

99.1	Press Release of Michael Kors Holdings Limited, dated June 12, 2012